

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2020

Paul Spivak
Chief Executive Officer
US Lighting Group, Inc.
1148 East 222nd St.
Euclid, Ohio 44117

> **Re: US Lighting Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed September 28, 2020**
> **File No. 000-55689**

Dear Mr. Spivak:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Morgan E. Petitti, Esq.